FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Clarion Events Chooses Magic Software’s iBOLT

Press Release

Clarion Events Chooses Magic Software’s iBOLT

Clarion Events extends the life of its System i and JD Edwards environment while rolling out a new CRM tool using Magic Software’s iBOLT

Or Yehuda, Israel, February 24, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platforms and business integration solutions, today announced that Clarion Events, one of the UK's leading exhibition and event organisers, chose Magic Software’s iBOLT to extend the life of its System i and JD Edwards environment while rolling out a new Windows-based CRM tool.

Clarion Events required a single integration technology that would extend the life of JD Edwards on System i, enable simple data integration with a brand new Windows-based corporate CRM system (FCPRO), and allow smooth and quick data integration from newly acquired businesses and subsidiaries into a centralised JD Edwards environment, all without having to make changes to its own current systems infrastructure.

Clarion Events selected iBOLT because of its rapid development and integration capabilities, multi-platform functionality, easy visual mapping, strong return on investment, low total cost of ownership, and its tight interface to the IBM System i platform.

“Having weighed up our options, iBOLT really was the only solution in the market that protected our existing investment while allowing us to continue to grow,” said Alexis Cheshire, IT Director at Clarion Events.

About Clarion Event

Clarion Events organises over 150 exhibitions, conferences and seated events annually across the globe. More than 12,000 companies trust Clarion Events with their custom evens each year, and over 700,000 people give their valuable time to visit these events. This success has come from identifying high-value, niche audiences in difficult-to-reach markets and then building them into market-leading products.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, the integration of the newly acquired IT services assets and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

 Press contacts:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: Tania@magicsoftware.com	Maria Muller Eclat Marketing Tel: +44 1276 486 000 Email: maria@eclat.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Clarion Events Chooses Magic Software’s iBOLT

Exhibit 10.1